INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

June 17, 2020

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the WCM Focused International Value Fund

Ladies and Gentlemen:

This letter summarizes the comment provided to me by Mr. Jeff Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 11, 2020, regarding Post-Effective Amendment No. 1093 the Registrant’s Form N-1A registration statement filed on April 15, 2020, with respect to the WCM Focused International Value Fund, a series of the Registrant. A response to the comment is included below and, as appropriate, will be reflected in Post-Effective Amendment No. 1114 to the Funds’ Form N-1A registration statement (the “Amendment”), which will be filed separately.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies

1.	The third sentence of the first paragraph states, “[t]he Fund’s advisor considers a company to be located in a country if the company has been organized under the laws of, has its principal offices in, or has its securities principally traded in, the country, or if the company derives at least 50% of its revenues, net profits or incremental revenue growth (typically over the past five years) from, or has at least 50% of assets or production capacities in the country.” Please explain what is meant by “incremental revenue growth” and why that is an acceptable measure in considering whether it meets the 50% test. In addition, please provide an example of how “incremental revenue growth” works.

Response: The Fund’s advisor has removed “incremental revenue growth” from this sentence. The revised sentence now reads as follows:

The Fund’s advisor considers a company to be located in a country if the company has been organized under the laws of, has its principal offices in, or has its securities principally traded in, the country, or if the company derives at least 50% of its revenues~~,~~ or net profits ~~or incremental revenue growth (typically over the past five years)~~ from, or has at least 50% of assets or production capacities in the country.”

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If you have any questions or additional comments, please contact me at (626) 385-5777. Thank you.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

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